U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------

              $3,180,000                                   $636
================================================================================

*Fee paid previously and was calculated assuming the purchase of 600,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $636
                       ---------------------------------------------------------
Filing Party:
              ------------------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
          ----------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule 14d-1.

   [X] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

FOR IMMEDIATE RELEASE                       CONTACT: ISAAC STARKMAN
                                                     CHIEF EXECUTIVE OFFICER
                                                     (818) 766-8311 EXT. 120


               JERRY'S FAMOUS DELI, INC. REPORTS FINANCIAL RESULTS
                         FOR THE SECOND QUARTER OF 2001

STUDIO CITY, CA - August 08, 2001 -- Jerry's Famous Deli, Inc. (NASDAQ: DELI), operator of Jerry's Famous Deli and Solley's Delicatessen and Bakery in Southern California, and Wolfie Cohen's Rascal House and The Epicure Market in South Florida, announced its financial results for the six months ended June 30, 2001.

Net income for the six months ended June 30, 2001 increased 4% to approximately $916,000 compared to approximately $884,000 for the same period in 2000, resulting in earnings per diluted share of $0.20 compared to $0.19 for 2000. Revenues for the six months were approximately $35,495,000 compared to approximately $35,084,000 for the same period in 2000, an increase of approximately $411,000. Same store sales for the 6 months in 2001 increased 2.2% compared to 2000.

Net income for the quarter ended June 30, 2001 was approximately $242,000 ($0.05 per fully diluted share) compared to approximately $80,000 in 2000, an increase of 202%. Revenues for the three months ended June 30, 2001 were approximately $16,628,000 compared to approximately $16,264,000 for the same period in 2000.

CEO Isaac Starkman said: "We are gratified by the improvement in the results from the quarter."

The Company also announced the July 2001 acquisition of the real estate parcel that they previously leased for the Rascal House in Boca Raton, Florida. The Company was informed that the landlord was selling the property and the Company determined that it would be advantageous to exercise a right of first refusal included in the original lease. The purchase price was approximately $2,350,000. The Company believes that this purchase will have a positive impact on cash flow and a negligible impact on earnings.

Construction continues on the Company's Jerry's Famous Deli location in South Beach, although design changes due to concerns related to energy consumption issues have caused a delay in the planned opening. The Company currently anticipates opening this location in early 2002.

As previously announced, the closing date of the Company's Tender Offer to purchase up to 600,000 shares of common stock has been extended until August 31, 2001. Although no assurances can be given and tendered shares may still be withdrawn, it appears that the Tender Offer may be fully subscribed and the Company is evaluating whether to increase the number of shares it will purchase pursuant to the Terms of the Tender Offer. Supplemental information concerning the Tender Offer is being mailed to shareholders. It should be reviewed carefully by all shareholders before making a final decision. No change in the price offered is anticipated.

The Company presently operates a total of 10 restaurants and one specialty market: Jerry's Famous Deli in Studio City, Encino, Marina del Rey, West Hollywood, Woodland Hills, Westwood and Costa Mesa in California; Solley's Delicatessen and Bakery in Sherman Oaks, California; Wolfie Cohen's Rascal House in Miami Beach and Boca Raton, Florida, and The Epicure Market in Miami, Florida.

Statements made herein that are not historical facts are forward-looking statements. Important factors that could cause the Company's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition in the moderately priced, casual dining segment of the restaurant industry; changes in general economic conditions that impact consumer spending for restaurant occasions; weather and acts of nature that impact restaurant sales; adverse publicity; availability and cost of labor; governmental and regulatory problems that impact operations of restaurants such as health-code enforcement changes, land-use regulations and pollution controls; unforeseen events that increase the cost to develop and/or delay the development and opening of new restaurants and markets; the amount and rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support the development and operation of new restaurants; the availability, amount, type and cost of financing for the Company and any changes to that financing; the revaluation of any of the Company's assets (and related expenses), and any changes to tax rates. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 for a further discussion of these and other risk factors and to Form 10Q filed on May 14, 2001.

                                      # # #

                            Jerry's Famous Deli, Inc
                              Results of Operations
                  (dollars in thousands except per share data)
                                   (unaudited)

                                                     Three Months Ended             Six Months Ended
                                                   June 30,      June 30,       June 30,         June 30,
                                                     2001          2000           2001            2000
                                                -----------    -----------    -----------    -------------
Revenues                                        $    16,628    $    16,264    $    35,495      $    35,084
Cost of sales                                         5,550          5,548         11,964           11,874
                                                -----------    -----------    -----------      -----------
Gross profit                                         11,078         10,716         23,531           23,210

Operating expenses                                    8,520          8,318         17,712           17,257
General and administrative expenses                   1,043          1,067          2,158            2,299
Depreciation and amortization expenses                  919            893          1,843            1,759
                                                -----------    -----------    -----------      -----------

Income from operations                                  596            438          1,818            1,895
Interest income (expense), net                         (217)          (265)          (449)            (518)
Licensing income                                         10              8             21                8
Other, net                                                8              3             14                3
                                                -----------    -----------    -----------      -----------
Income before provision for income taxes
  and minority interest                                 397            184          1,404            1,388
Income tax provision                                   (104)           (50)          (392)            (378)
Minority interest                                       (51)           (54)           (96)            (126)
                                                -----------    -----------    -----------      -----------

Net income                                      $       242    $        80    $       916      $       884
                                                ===========    ===========    ===========      ===========

Net income per share - Basic                    $      0.05    $      0.02    $      0.20      $      0.19
                                                ===========    ===========    ===========      ===========

Net income per share - Diluted                  $      0.05    $      0.02    $      0.20      $      0.19
                                                ===========    ===========    ===========      ===========

Weighted average shares outstanding - Basic       4,673,040      4,673,068      4,673,040        4,673,068
                                                ===========    ===========    ===========      ===========

Weighted average shares outstanding - Diluted     4,702,390      4,673,068      4,693,593        4,673,068
                                                ===========    ===========    ===========      ===========